UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1

ONCORMED, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

68231D109
(CUSIP Number)

Mr. John Pappajohn
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

October 24, 1997
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####    Mary Pappajohn   ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       675,500

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       675,500

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       675,500

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       8.14%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

The information contained herein is filed with respect to the Common Stock, $.01 par value of OncorMed, Inc. by John and Mary
Pappajohn ("Pappajohn").


Item 1.     Security and Issuer

     The Class of securities to which this Statement relates is the Common Stock, $.01 par value (the "Common Stock") of
OncorMed, Inc., a Delaware Corporation (the "Company"), whose address is 205 Perry Parkway, Gaithersburg, MD, 20877. The principal executive officers of OncorMed, Inc. are:

      Tim Triche                Chief Executive Officer
      Doug Dolginow             President and Chief Operating
                                Officer
      Lee Robert Johnson, Jr    Chief Financial Officer
                                Secretary, and Treasurer

Item 2.     Identity and Background

     This Statement is being filed by John and Mary Pappajohn, whose business address is 2116 Financial Center, Des Moines, Iowa, 50309. Mr. Pappajohn is the President of Equity Dynamics, Inc., a financial consulting firm, and sole owner of Pappajohn Capital Resources, a venture capital firm, both located in Des Moines, Iowa. Mr. Pappajohn has also been designated a Director of OncorMed, Inc.

     During the last five years Mr. and Mrs. Pappajohn have not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years Mr. and Mrs. Pappajohn have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Pappajohn are citizens of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration

     On October 24, 1997 Mr. Pappajohn acquired an option to purchase 83,333 shares of Common Stock owned by Oncor, Inc., a Maryland Corporation ("Oncor"), at an exercise price of $6.00 per share ("Option"). This Option was granted in connection with Mr. Pappajohn's financing committment to Oncor.

     On October 24, 1997 Mr. Pappajohn was granted an option to purchase 250,000 shares of OncorMed, Inc. Common Stock owned by Oncor, Inc. at an exercise price of $5.75 per share ("Option"). This Option was granted in connection with Mr. Pappajohn's financing committment to Oncor.


Item 4.     Purpose of the Transaction

     The Options were acquired for investment purposes only.

     (a) Mr. and Mrs. Pappajohn and their affiliates expect to hold the Options for investment purposes and have no plans to dispose of the Options or Common Stock of OncorMed, Inc.

     (b - j)  Not Applicable.


Item 5.     Interest in Securities of the Issuer

     (a) Mr. and Mrs. Pappajohn and their affiliates own 242,167 shares of Common Stock representing 2.92% of OncorMed's issued and outstanding Common Stock and 433,333 Options representing 5.22%.

     (b) Mr. and Mrs. Pappajohn have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 242,167 shares of Common Stock and 433,333 Options.

     (c) No other transactions in the Common Stock were effected during the past sixty (60) days by Mr. Pappajohn or his affiliates other than those listed under Item 3

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     Not applicable.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 3, 1997

/s/ John Pappajohn
-------------------
John Pappajohn


/s/ Mary Pappajohn
-------------------
Mary Pappajohn